As filed with the Securities and Exchange Commission on January 23, 1998
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                    SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C.  20549

                           --------------------

                              SCHEDULE 13E-3
                             (Final Amendment)

                     RULE 13E-3 TRANSACTION STATEMENT
    (PURSUANT TO SECTION 13(e) OF THE SECURITIES EXCHANGE ACT OF 1934)

                           --------------------

                            TRIMAS CORPORATION
                             (Name of Issuer)

                           --------------------

                              MASCOTECH, INC.
                            TRIMAS CORPORATION
                           RICHARD A. MANOOGIAN
                   (Name of Person(s) Filing Statement)

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                       Common Stock, $.01 Par Value
                      (Title of Class of Securities)

                           --------------------

                                 896215100
                   (CUSIP Number of Class of Securities)

                           --------------------

         David B. Liner, Esq.                    Brian P. Campbell
            MascoTech, Inc.                     TriMas Corporation
          21001 Van Born Road               315 East Eisenhower Parkway
        Taylor, Michigan 48180               Ann Arbor, Michigan 48108
            (313) 274-7405                        (313) 747-7025
       (Name, Address and Telephone Number of Persons Authorized to
Receive Notices and Communications on Behalf of Person(s) Filing Statement)

                           --------------------

                              With Copies to:


     David W. Ferguson, Esq.             Jerome M. Schwartz, Esq.
      Davis Polk & Wardwell                Dickinson Wright PLLC
      450 Lexington Avenue            500 Woodward Avenue, Suite 4000
       New York, NY 10017                 Detroit, Michigan 48226
       (212) 450-4000                         (313) 223-3628

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               This Final Amendment (this "Amendment") amends and supplements the Rule 13e-3 Transaction Statement on Schedule 13E-3 (the "Schedule 13E-3") originally filed on December 17, 1997 by (i) MascoTech, Inc., a Delaware corporation ("Parent"), (ii) MascoTech Acquisition, Inc.,* a Delaware corporation and a wholly owned subsidiary of Parent ("Purchaser"), and (iii) TriMas Corporation, a Delaware corporation (the "Company"), as amended by Amendment No. 1, dated December 22, 1997, Amendment No. 2, dated December 31, 1997, Amendment No. 3, dated January 7, 1998, Amendment No. 4, dated January 14, 1998, Amendment No. 5, dated January 15, 1998 and Amendment No. 6, dated January 20, 1998, relating to the offer by Purchaser to purchase all of the issued and outstanding shares (the "Shares") of common stock, $.01 par value per share, of the Company at a price of $34.50 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase dated December 17, 1997 and in the related Letter of Transmittal.

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        *On January 22, 1998, MascoTech Acquisition, Inc. merged with and into
TriMas Corporation and, as a result of such merger, ceased to exist as a separate entity.

               All capitalized terms used in this Amendment without definition have the meanings attributed to them in the Schedule 13E-3.

               The transaction to which this Statement relates was completed on January 22, 1998 when the Merger was consummated.

               The items of the Schedule 13E-3 set forth below are hereby amended and supplemented as follows:

Item 10. Interest in Securities of the Issuer.

      Item 10(a) is hereby supplemented and amended to incorporate by reference the information set forth in the Press Release issued by Parent on January 22, 1998, attached hereto as Exhibit (d)(12).

Item 17.  Material to be Filed as Exhibits.

      Item 17 is hereby supplemented and amended to add the following exhibit:

      (d)(12) Text of Press Release issued by Parent on January 22, 1998.


                                   SIGNATURE

      After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment is true, complete and correct.


January 23, 1998               MASCOTECH, INC.


                               By: /s/ David B. Liner
                                   ------------------------------------------
                                   Name:  David B. Liner
                                   Title: Vice President and Corporate Counsel


                               MASCOTECH ACQUISITION, INC.*

                               TRIMAS CORPORATION


                               By: /s/ David B. Liner
                                  ------------------------------------------
                                  Name:  David B. Liner
                                  Title: Secretary


                                /s/ Richard A. Manoogian
                               ----------------------------------------------
                               Richard A. Manoogian


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        *On January 22, 1998, MascoTech Acquisition, Inc. merged with and into
TriMas Corporation and, as a result of such merger, ceased to exist as a separate entity.


                                 EXHIBIT INDEX

Exhibit No.
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 (d)(12)                  Text of Press Release issued by Parent on
                          January 22, 1998.